LETTER OF CONFIRMATION

April 18, 2008

To:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon
Registrar of Securities, Nunavut

Dear Sirs:

Subject:     Harvest Energy Trust. ("Trust")

We confirm that items 2 through 4 were sent by pre-paid mail on April 16, 2008, to the registered holders of trust units of the Trust.

1.     2007 Annual Report
2.     Notice of Annual & Special Meeting / Information Circular
3.     Proxy
4.     Proxy Return Envelope

We further confirm that copies of the items 2 through 4, along with the Supplemental Mailing List Return Card, were sent by courier on April 16, 2008 to those intermediaries holding trust units of the Trust who responded directly to Valiant Trust Company with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

In addition, in accordance with securities regulations, a copy of item 1 was sent via first class mail on April 9, 2008 to the registered unit-holders of the Trust , and to the nonregistered unit-holders who completed and returned a mail list card requesting receipt of the Annual Financial Statements.

We are providing this confirmation to you in our capacity as agent for the Trust.

Yours truly,

VALIANT TRUST COMPANY

Signed "June Lam"

June Lam
Officer, Income Trusts

Cc:     Harvest Energy Trust
          Attn: Cindy Gray